(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-33046

CUSIP NUMBER 929741 10 6

For Period Ended: 03/31/2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Waccamaw Bankshares, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

110 North J.K. Powell Boulevard, Whiteville, North Carolina 28472
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Finalization of the Registrant's financial statements for the quarterly period ended March 31, 2012, has been delayed as a result of an ongoing review and analysis of the accounting complexities associated with a significant transaction. The Registrant anticipates filing its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, as soon as is feasible, but at this time is unable to determine when the filing will occur.

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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David A. Godwin	(910) 641-0044
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011; Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011; Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011; Annual Report on Form 10-K for the fiscal year ended December 31, 2011

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Waccamaw Bankshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	05/15/2012	By	/s/ David A. Godwin
David A. Godwin Senior Vice President and Chief Financial Officer

Part IV(3) Explanation

The Registrant expects that its results of operations for the quarterly period ended March 31, 2012, will be significantly different from its results for the quarterly period ended March 31, 2011. The Registrant has not provided an estimate of such changes because its financial statements have not been finalized. This Notification of Late Filing on Form 12b-25 contains, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements regarding certain of the Registrant's goals and expectations with respect to earnings, income per share, revenue, expenses, and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (ii) statements preceded by, followed by, or that include the words, "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "projects," "outlook," or similar expressions. These statements are based on the current beliefs and expectations of the Registrant's management and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond the Registrant's control).